Exhibit 99.1

Sandstorm Gold Provides Asset Update

VANCOUVER, July 2, 2015 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm" or the "Company") (NYSE MKT: SAND, TSX: SSL) is pleased to provide an update at various projects underlying the Company's streams and royalties.

LUNA GOLD ANNOUNCES CLOSING OF RESTRUCTURING AND FINANCING
Luna Gold Corp. ("Luna") has closed the previously announced $30 million financing with Pacific Road Resources Funds, as part of which Luna's gold steam and debt facility with Sandstorm were restructured ("Luna Restructuring").

Concurrently with closing of the Luna Restructuring, Luna repaid and settled its debt facility with Société Générale (Canada Branch) and Mizuho Corporate Bank. Luna expects to use the remainder of the proceeds from the Luna Restructuring to commence an infill drilling program, prepare engineering studies and submit updated permits at its Aurizona project in Brazil ("Aurizona") and for general working capital and corporate purposes.

Sandstorm has a sliding scale net smelter returns royalty ("NSR") on Aurizona based on the price of gold. At gold prices less than or equal to US$1,500 per ounce the royalty is a 3% NSR. Sandstorm also holds a 2% NSR on Luna's 200,000 hectares of greenfields exploration ground.

For more information, visit the Luna website at www.lunagold.com and see the press release dated June 30, 2015.

METANOR RESOURCES ANNOUNCES POSITIVE DRILL RESULTS
Metanor Resources Inc. ("Metanor") has released positive drill results from its exploration activities at the Bachelor Lake Mine in Quebec, Canada ("Bachelor Lake"). A diamond drilling program has been underway in the west sector of Bachelor Lake between underground levels 6 and 8. The assay results have included 22.85 grams per tonne ("g/t") Au over 4.04 metres, 12.8 g/t Au over 10.8 metres as well as 6.82 g/t Au over 8.7 metres. In addition, Metanor recently intersected mineralization in an unknown sector on level 12. The assay results returned 18 g/t Au over 1.5 metres.

Sandstorm has a gold stream agreement with Metanor to purchase 20% of the gold produced from Bachelor Lake at a per ounce price of US$500 per ounce.

For more information, visit the Metanor website at www.metanor.ca and see the press releases dated June 22, 2015, June 25, 2015, June 30, 2015 and July 2, 2015.

CANADIAN ZINC DISCOVERS NEW VEIN SYSTEM DURING UNDERGROUND DRILL PROGRAM
Canadian Zinc Corporation ("Canadian Zinc") recently provided assay results from five diamond drill holes from the ongoing underground exploration program at the Prairie Creek Mine in the Northwest Territories, Canada ("Prairie Creek"). Highlights included:

•	Drill hole PCU-15-62 which intercepted a previously unknown quartz vein fault structure 75 metres into the footwall of the Main Quartz Vein (MQV) structure, and graded 8.3% Pb, 19.8% Zn and 150 g/t Ag across an estimated true width of 5.4 metres;
•	PCU-15-65, drilled on the next section 50 metres north, 95 metres to the west of the MQV structure which graded 4.9% Pb, 22.7% Zn and 164 g/t Ag across 1.2 metres of estimated true width, also intercepted the second quartz vein structure and graded 4.6% Pb, 13.8% Zn, 92 g/t Ag across 2.9 metres of estimated true width;
•	Diamond drilling of the lower portion of the MQV structure in hole PCU-15-64 intersected two veins side by side (separated by approximately 8 metres but both interpreted to be the MQV) grading 22.7% Pb, 9.7% Zn, 226 g/t Ag across 8.4 metres estimated true width and 14.0% Pb, 3.5% Zn 194 g/t Ag across 5.1 metres estimated true width, respectively;
•	Multiple intercepts of stockwork mineralization were also returned in all stockwork targeted holes including hole PCU-15-65 which graded 24.7% Pb, 32.7% Zn, and 311 g/t Ag across an estimated true width of 2.4 metres and further down the hole 9.5% Pb, 38.1% Zn, 381 g/t Ag across an estimated true width of 1.5 metres.

Canadian Zinc has completed over 5,000 metres of exploration drilling since the beginning of 2015 from three drill stations. The drilling program was completed at the end of June and the geological data is being incorporated into a newly interpreted geological block model. This data will be further interpreted, modelled and incorporated into the future resource and reserve calculations and a revised mine plan.

Sandstorm holds a 1.2% NSR royalty on the Prairie Creek project.

For more information, visit the Canadian Zinc website at www.canadianzinc.com and see the press release dated June 23, 2015.

QUALIFIED PERSONS
Pascal Hamelin, P. Eng., is Metanor's Vice President of Operations and a Qualified Person as defined by NI 43-101. Mr. Hamelin has reviewed and approved the technical information related to Bachelor Lake in this press release.

Alan Taylor, P. Geo., is Canadian Zinc's Chief Operating Officer & Vice President Exploration and is a Qualified Person as defined by NI 43-101. Mr. Taylor has reviewed and approved the technical information related to Prairie Creek in this press release.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 72 streams and royalties, of which 14 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in Sandstorm's annual report for the financial year ended December 31, 2014 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

SOURCE Sandstorm Gold Ltd.

%CIK: 0001434614

For further information: Nolan Watson, President & CEO, 604 689 0234; Denver Harris, Investor Relations, 604 628 1178

CO: Sandstorm Gold Ltd.

CNW 16:00e 02-JUL-15